東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2008 APR 21 A 7:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 082-04750

08002010

SUPPL

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

April 10, 2008

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Determination of the Matters for Acquisition by the Company of its Own Shares (dated April 4, 2008); and
- Notice of Results of Acquisition by the Company of its Own Shares through Off-Auction Own share Repurchase (ToSTNeT-3) (dated April 7, 2008).

PROCESSED
APR 22 2008
THOMSON FINANCIAL

Yours truly,

Hitoshi Sumiya

Encl.
cc: Q.P. Corporation
The Bank of New York

4/21

(Translation)

April 4, 2008

Dear Sirs:

Name of the Company: Q.P. CORPORATION

Name of the Representative: Yutaka Suzuki, President and Representative Director

(Code No. 2809; The first section of the Tokyo Stock Exchange)

Person to Contact: Katsuhiko Sasaki, Managing Director and General Manager, Division of Administration (Tel. 03-3486-3331)

Notice of Determination of the Matters for Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares as provided for in its Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

Notice is hereby given that Q.P. Corporation (the "Company"), at the meeting of its Board of Directors held on April 4, 2008, resolved that the Company would acquire its own shares pursuant to Article 156 of the Corporation Law of Japan applied by Article 165, paragraph 3 of the said law, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

   To carry out capital policies with agility in response to changes in the management environment.

2. Details of the acquisition:

   (1) Class of shares to be acquired: Shares of common stock of the Company

   (2) Total number of shares to be acquired: (Not exceeding) 1,500,000 shares
   Ratio thereof to the total number of issued shares: 0.96%

(3) Aggregate acquisition prices of shares: (Not exceeding) ¥2,000,000,000

(4) Period of acquisition: From April 7, 2008 to July 8, 2008

(For reference) Number of shares of treasury stock of the Company as of November 30, 2007:

Total number of issued shares (excluding its shares of treasury stock):	152,836,996 shares
Number of shares of treasury stock:	2,627,519 shares

- END -

(Translation)

April 7, 2008

Dear Sirs:

Name of the Company: Q.P. CORPORATION

Name of the Representative: Yutaka Suzuki, President and Representative Director

(Code No. 2809; The first section of the Tokyo Stock Exchange)

Person to Contact: Katsuhiko Sasaki, Managing Director and General Manager, Division of Administration (Tel. 03-3486-3331)

Notice of Results of Acquisition by the Company of its Own Shares through Off-Auction Own Share Repurchase (ToSTNeT-3)

Notice is hereby given that Q.P. Corporation (the "Company") today carried out the acquisition of its own shares as publicized on April 4, 2008, as described below.

Notice is also given that with this acquisition, the Company has completed its acquisition of its own shares pursuant to the resolution adopted at the meeting of its Board of Directors held on April 4, 2008.

Description

1.	Reason for the acquisition by the Company of its own shares:	To carry out capital policies with agility in response to changes in the management environment
2.	Class of shares acquired:	Shares of common stock of the Company
3.	Total number of shares acquired:	1,042,100 shares
4.	Acquisition prices:	¥1,095 per share (¥1,141,099,500 in the aggregate)
5.	Acquisition date:	April 7, 2008 (Monday)

6. Method of acquisition:	Purchase through off-auction own share repurchase on the Tokyo Stock Exchange

(For reference) Details of the Company's determination for a specific method to acquire its own shares (as publicized on April 4, 2008):

- Class of shares to be acquired: Shares of common stock of the Company
- Total number of shares to be acquired: (Not exceeding) 1,500,000 shares
- Aggregate acquisition prices of shares: (Not exceeding) ¥2,000,000,000
- Status of the acquisition as of April 7, 2008:
  - Total number of shares acquired: 1,042,100 shares
  - Aggregate acquisition prices: ¥1,141,099,500

- END -

END